

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2022

Elaine Price
Chief Financial Officer
Innovative International Acquisition Corp.
24681 La Plaza Ste 300
Dana Point, CA 92629

> **Re: Innovative International Acquisition Corp.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed March 29, 2022**
> **File No. 001-40964**

Dear Elaine Price:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction